Mail Stop 4561

July 9, 2009

Michael Young, President
Intelimax Media Inc.
2320-555 West Hastings Street
Vancouver, British Columbia, V6B 4N4; CANADA

> **Re:** **Intelimax Media Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2009**
> **File No. 333-159963**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1.   Please revise your disclosure here and in Business to express clearly the status of the company's business. Clarify what you have accomplished to date, and what remains to be accomplished in order for the company to begin to generate more than nominal revenues. Provide a discussion of your business plans for the next 12 months. We note that much of the disclosure here and in Business relates solely to the future, for example by describing Intellimax's "planned products and services" and what its websites "will provide." Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide

meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Risk Factors, page 7

2.	We note the disclosure in your discussion of liquidity and capital resources on page 33 that you do not have sufficient cash on hand to cover your expenses for one month and that you anticipate generating nominal revenues in the near future. We note further that you intend to meet your cash requirements for the next 12 months through private placements of debt and equity, but that there is no assurance that any financing will be available at all or on acceptable terms. Please include a prominently-placed paragraph in your risk factor disclosure that alerts investors to your capital resource deficiencies and the risks that condition presents. In that paragraph state the minimum dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.

Because our auditors have issued a going concern opinion…, page 7

3.	Please explain why your ability to achieve and maintain profitability and cash flow is dependent upon completion of this offering, given your disclosure elsewhere that the company will not receive any proceeds from the sale of stock by the selling shareholders pursuant to the registration statement.

Selling Stockholders, page 12

4.	Please disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares being offered for resale by Everest Ltd. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Plan of Distribution, page 16

5.	The fourth paragraph of this section states that there is no assurance that the company's common stock will be quoted on the OTC Bulletin Board and that the company does not currently meet the requirements to be quoted on the OTC Bulletin Board. Please reconcile these statements with disclosure elsewhere in the document that states that the company is eligible to be, and is in fact, quoted on the OTC Bulletin Board.

Description of Business

Forward-Looking Statements, page 20

6.   In referring to market and industry data you attribute to third parties, you state: "We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this report." Delete language that states or implies that you are not responsible for the information you include in the document. Additionally, eliminate language that states or implies that the information you provide may not be accurate.

Competition, page 25

7.   We note the detailed discussion of the competitive advantages of your various products. Please expand to provide a succinct and balanced explanation of the company's competitive position in the markets in which it competes. Disclose any negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 33

General

8.   We note that your Management's Discussion and Analysis currently contains separate sections that address the historical financial statements of your predecessor company Cicero Resources Corp. It is unclear why these sections are included in the filing in the manner in which they are currently presented. Management's Discussion and Analysis should be that of Intelimax, as the filer and the issuer of the shares being registered for resale. To the extent that you have engaged in transactions since the date of the most recent historical financial statements included in the registration statement, such as the May 2009 transaction with Cicero, or are aware that your historical results will not be consistent with future results, please address such subsequent events and/or known trends in Intelimax's Management's Discussion and Analysis. Please reorganize and consolidate your presentation to address the historical financial statements of Intelimax, together with any additional information necessary to reflect changes in your financial condition, liquidity and the manner in which you will be operating in the future (as opposed to the manner in which you operated in the past) as a consequence of the Cicero transaction or otherwise. As an example only, to the extent that the filer will incur additional material costs relating to public reporting obligations as a result of the Cicero transaction, such additional costs should be addressed in Management's Discussion and Analysis.

Directors and Executive Officers

Conflicts of Interest, page 45

9.   We note your disclosure that your president, Michael Young, also serves as the chief executive officer and director of Carbon Friendly Solutions, Inc., a company that has a business model with similarities to that of ClimateSeek.com, and that he may not present business opportunities to Intelimax unless Carbon Friendly Solutions has first declined to accept them. Please elaborate to explain how you nonetheless concluded that you "do not anticipate any material business opportunities will cause a conflict of interest for Mr. Young" as a result of his respective obligations to Intelimax and Carbon Friendly Solutions. Consider providing risk factor disclosure regarding the potential conflict of interest of your president.

Certain Relationships and Related Transactions, page 49

10.   We note your tabular disclosure of consulting, management and professional fees paid to your management, officers and directors. Please provide all of the information required by Item 404(d)(1) of Regulation S-K for each transaction or arrangement that is required to be disclosed by that Item. For example, disclose the name of the related person involved in each such transaction, the basis upon which that person is a related person, and the approximate dollar value of the related person's interest in the transaction.

Exhibits

Exhibit 5.1 – Legal Opinion of Bacchus Law Corporation

11.   The opinion set forth in paragraph no. 2 is apparently given with respect to all 23,349,567 shares of the company's stock that are currently issued and outstanding, but it is not clear from the wording of the legal opinion whether the 10,432,000 shares being offered pursuant to the registration statement are included in this amount. Please provide a revised legal opinion that specifically relates to the shares being registered for resale, and clarifies, if accurate, that such shares are validly issued, fully paid and non-assessable.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile at (604) 632-1730
        Conrad Malik, Esq.
        Bacchus Law Corporation